Management's Discussion and Analysis

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements that are based on the beliefs of management and reflects our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Act of 1934, as amended. Such statements include but are not limited to statements regarding the orders or demand for our products, our investments, cash and capital requirements, the intentions of partners and potential customers, the performance of our products, our future market opportunities, availability of funding and funding requirements, our estimates and assumptions used in our accounting policies, our accruals, including warranty accruals, our financial condition, timing of when we will adopt or meet certain accounting and regulatory standards and the alignment of our business segments. These statements are neither promises nor guarantees but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward looking statements. These risks include risks related to revenue growth, operating results, liquidity, industry and products, general economy, conditions of the capital and debt markets, government or accounting policies and regulations, technology innovations, as well as other factors discussed below and elsewhere in this report, including the risk factors contained in the Company’s most recent AIF filed on SEDAR at www.sedar.com. The forward-looking statements contained in this MD&A are based upon a number of material factors and assumptions which include, without limitation, market acceptance of our products, merger with Fuel Systems, Cartesian financing, product development delays in contractual commitments, the ability to attract and retain business partners, competition from other technologies, price differential between natural gas and liquefied petroleum gas, unforeseen claims, exposure to factors beyond our control as well as the additional factors referenced in our AIF. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by applicable legislation.

Management's Discussion and Analysis

BASIS OF PRESENTATION

This Management’s Discussion and Analysis (“MD&A”) for Westport Fuel Systems Inc. (“Westport Fuel Systems”, the “Company”, “we”, “us”, “our”) for the three months ended March 31, 2018 provides an update to our annual MD&A dated March 22, 2018 for the fiscal year ended December 31, 2017. This information is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited consolidated financial statements, including the accompanying notes, for the fiscal year ended December 31, 2017 and our unaudited condensed consolidated interim financial statements for the three months ended March 31, 2018. Our interim condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The Company’s reporting currency is the U.S. dollar. This MD&A is dated as of May 10, 2018.

Additional information relating to Westport, including our Annual Information Form (“AIF”) and Form 40-F, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All financial information is reported in U.S. dollars unless otherwise noted.

The forward looking statements contained in this document speak only as of the date of this MD&A. Except as required by applicable legislation, Westport Fuel Systems does not undertake any obligation to release publicly any revisions to these forward looking statements to reflect events or circumstances after this MD&A, including the occurrence of unanticipated events. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

BUSINESS OVERVIEW AND GENERAL DEVELOPMENTS

Westport Fuel Systems is a global company focused on engineering, manufacturing, and supply of alternative fuel systems and components. Our diverse and complete product offering sold under established global brands address a broad range of alternative fuels including liquid petroleum gas (“LPG”) , compressed natural gas (“CNG”) , liquid natural gas (“LNG”), renewable natural gas (“RNG”) , and hydrogen which have environmental and economic advantages. We supply our products and services through a global network of distributors and numerous Original Engine Manufacture (“OEM”) and delayed OEM (“DOEM”) customers in more than 70 countries. Today our products and services are available for the passenger car and light-, medium- and heavy-duty, HHP, cryogenics, and CNG refueling markets.

We are leveraging our scale, customer base, and global sales and distribution networks to continue growing market share; a strategy we believe will lead to a stronger financial position. In addition to our significant operational competency in well-established automotive markets, our investment in new technologies is expected to drive future growth. Westport Fuel Systems has a track record of innovation, specialized engineering capabilities, and a deep patent portfolio resulting in a strong intellectual property position. We reached a significant milestone during 2017 with the shipment of the first commercial Westport High Pressure Direct Injection 2.0 ("Westport™ HPDI 2.0") components to our European OEM launch partner. Our fully integrated Westport™ HPDI 2.0 system matches the “diesel-like” power, torque, and fuel economy benefits of a true compression ignition engine powered by natural gas, with reduced greenhouse gas emissions, and the capability to run entirely on renewable fuels.

Westport Fuel Systems has a compelling value proposition. We have a wide range of brands and products for diverse applications and markets; we offer market-ready solutions for global environmental challenges; and we occupy a premier technology leadership position. We are building a sustainable, profitable company that delivers value to customers, shareholders, employees, and the environment.

CWI, our 50:50 joint venture with Cummins, Inc. ("Cummins"), had record income before income taxes of $58.3 million in 2017. The tax reform in the United States will significantly benefit CWI for 2018 and future years due to the lower corporate tax rate, despite resulting in a $13.4 million tax charge in 2017 due to a related valuation adjustment to deferred tax assets. As expected, CWI had sequentially lower revenues in Q1 2018; however, the remainder of the year is forecast to return to the profitability levels recorded in 2017.

Management's Discussion and Analysis

LIQUIDITY AND GOING CONCERN

In connection with preparing financial statements for each annual and interim reporting period Management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans that have not been fully implemented as of the date that the financial statements are issued. When substantial doubt exists, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued, and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. Generally, to be considered probable of being effectively implemented, the plans must have been approved before the date that the financial statements are issued.

At March 31, 2018, the Company's net working capital was $65.3 million including cash and cash equivalents of $55.2 million, and its long-term debt, including the royalty payable, was $72.6 million, of which $14.8 million matures in 2018. The Company incurred a significant loss from continuing operations of $12.7 million for the three months ended March 31, 2018 ($61.1 million for fiscal 2017) and negative cash flows from continuing operating activities of $13.0 million for the three months ended March 31, 2018 ($47.4 million for fiscal 2017) and has accumulated a deficit of $981.1 million since inception. In the course of 2017, the Company completed significant non-core asset sales and a capital increase, which allowed repayment of long-term debt otherwise coming due in 2017, and increased the Company’s cash available to fund future operations. The Company continues to work towards its goals of increasing revenues and reducing expenditures, which Management expects will improve results from operations and operating cash flows in 2018. In particular, with the HPDI 2.0 product now in production, management expects that the engineering and development spend and the associated capital expenditures on this product will decrease significantly in 2018 and this reduction will, itself, improve cash flows. In addition, the Company continues to examine non-core assets to determine whether it is in the best interest of the Company to monetize these assets in the next year or continue to hold or invest in these assets.

Management believes that the cash on hand at March 31, 2018 and the improvements to the operations expected for 2018 will provide the cash flow necessary to fund operations over the next year to May 11, 2019. The ability of the Company to continue as a going concern beyond one year will be dependent on the Company’s ability to generate positive results from operations and cash flows or on its ability to raise additional financings to fund future operations. If, as a result of future events, the Company was to determine it was no longer able to continue as a going concern, significant adjustments would be required to the carrying value of its assets and liabilities in the accompanying financial statements and the adjustments could be material.

Operating Segments

Effective January 2018, commensurate with the commercial launch of Westport HPDI 2.0™, the Company restructured its business segments to allow for further integration of product offerings. The Westport HPDI 2.0™ product line and all other technology related activities previously reported under the Corporate & Technology segment have been combined with the Automotive business segment and renamed Transportation.

Under the new organization structure, the Company manages and report the results of its business through three segments: Transportation, the CWI Joint Venture, and Corporate. This change reflects the manner in which operating decisions and assessing business performance is currently managed by the Chief Operating Decision Maker ("CODM"). All comparative figures presented have been revised to reflect this change.

The financial information for the Company’s business segments evaluated by the CODM includes the results of CWI as if they were consolidated, which is consistent with the way the Company manages its business segments. As CWI is accounted for under the equity method of accounting, an adjustment is reflected in the tables below to reconcile the segment measures to the Company’s consolidated matters.

Transportation Business Segment

Westport Fuel Systems Transportation group designs, manufactures, and sells alternative fuel systems and components for transportation applications.  Our diverse product offerings are sold under established global brands and include a broad range of

Management's Discussion and Analysis

alternative fuels which have environmental and economic advantages including: liquefied petroleum gas (“LPG”), compressed natural gas (“CNG”), liquefied natural gas (“LNG”), renewable natural gas (“RNG”), and hydrogen. We supply our products and services through a global network of distributors and numerous original equipment manufacturers (“OEMs”) and delayed OEMs (“DOEMs”) in more than 70 countries. Today our products and services are available for passenger cars, light-, medium- and heavy-duty trucks, high horsepower, cryogenics, and CNG refueling markets.

The Transportation group includes the Westport HPDI 2.0™ product line, technologies such as high efficiency spark ignited (“HESI”) and electronics, current and advanced research and development programs, supply chain, and product planning activities.
activities.

Cummins Westport Inc. ("CWI") Joint Venture

CWI, our 50:50 joint venture with Cummins, Inc. ("Cummins"), serves the medium and heavy-duty on-highway engine markets. CWI engines are offered by many OEMs for use in transit, school and shuttle buses, conventional trucks and tractors, and refuse collection trucks, as well as specialty vehicles such as short-haul port drayage trucks and street sweepers. CWI is the leading supplier of natural gas engines to the North American medium- and heavy-duty truck and transit bus industries.

All CWI natural gas engines are dedicated 100% natural gas engines. The fuel for CWI engines can be carried in tanks on the vehicle as CNG or LNG. All engines are also capable of operating on up to 100% RNG.

CWI is a Delaware corporation owned 50% by Westport Power Inc. ("WPI"), a wholly-owned subsidiary of Westport Fuel Systems, and 50% by Cummins. The board of directors of CWI is comprised of three representatives from each of Westport Fuel Systems and Cummins. On February 19, 2012, Westport Fuel Systems, Cummins and CWI entered into a Second Amended and Restated Joint Venture Agreement (the "Amended JVA") governing the operations of CWI which amended the focus of CWI's future product development investments to North American markets, including engines for on-road applications between the displacement range of 5.9 litres through 12 litres, and to have these engines manufactured in Cummins' North American plants.

The purpose of the joint venture is to engage in the business of developing, marketing and selling spark-ignited natural gas or propane engines for on-highway use. CWI utilizes Cummins' supply chain, back office systems and distribution and sales networks. The joint venture term is scheduled to end on December 31, 2021.

Corporate Business Segment
The Corporate business segment is responsible for public company activities, corporate oversight and general administrative duties.

Management's Discussion and Analysis

SELECTED FINANCIAL INFORMATION

The following table sets forth a summary of our financial results for the three months ended March 31, 2018 and March 31, 2017.

Selected Consolidated Statements of Operations Data

	Three Months Ended March 31,
	2018	2017
(expressed in millions of United States dollars, except for per share amounts and shares outstanding)
Revenue	$67.6	$60.0
Gross margin	$15.3	$17.5
GM %	22.6%	29.2%
Net loss from continuing operations	$(12.7)	$(12.8)
Net income (loss) from discontinued operations	$(1.5)	$0.3
Net loss	$(14.2)	$(12.5)
Net loss per share from continuing operations - basic and diluted	$(0.10)	$(0.12)
Weighted average basic and diluted shares outstanding	131,689,685	110,171,034

The following table sets forth a summary of our financial position as at March 31, 2018 and December 31, 2017:

Selected Balance Sheet Data

	March 31, 2018	December 31, 2017
(expressed in millions of United States dollars)
Cash and short-term investments, including $2.5 million of restricted cash	$55.2	$71.8
Total assets	299.5	313.6
Debt, including current portion	53.3	54.4
Royalty payable, including current portion	19.3	19.0
Total liabilities	193.1	195.6
Shareholders' equity	106.4	118.0

Management's Discussion and Analysis

SELECTED FINANCIAL INFORMATION (continued):

The following table sets forth a summary of the financial results of Cummins Westport Inc. ("CWI") for the three months ended March 31, 2018, and March 31, 2017.

Selected CWI Statements of Operations Data

	Three months ended March 31,
	2018	2017
(expressed in millions of United States dollars)
Total revenue	$52.2	$70.7
Gross margin	$13.2	$21.8
GM %	25.3%	30.8%
Net income before income taxes	$3.3	$5.2
Income tax expense	$0.3	$1.7
Net income	$3.0	$3.5
Net income attributable to the Company	$1.5	$1.7

Management's Discussion and Analysis

RESULTS FROM OPERATIONS

The following tables summarize results by segment for the three months ended March 31, 2018, compared to the three months ended March 31, 2017.

The 2017 comparative period has been revised to reflect the change in business segments previously discussed.

Revenue

Total consolidated revenues from continuing operations for the three months ended March 31, 2018 increased by $7.6 million or 13% from $60.0 million in 2017 to $67.6 million in 2018.

(expressed in millions of U.S. dollars)

	Three Months Ended March 31,		Change
	2018	2017	$	%
Transportation	$67.6	$60.0	7.6	13%
CWI	52.2	70.7	(18.5)	(26)%
Total segment revenues	$119.8	$130.7	$(10.9)	(8)%
Less: equity investees' revenues	52.2	70.7	(18.5)	(26)%
Total consolidated revenues	$67.6	$60.0	$7.6	13%

Transportation revenue for the three months ended March 31, 2018 was $67.6 million compared with $60.0 million for the three months ended March 31, 2017. The primary reason for the increase was a 14% increase in the Euro compared to the US dollar and strong sales in the European aftermarket business. The increase in sales from the launch of HPDI 2.0 in the first quarter of 2018 was offset by a decrease in service revenue recognized upon completion of research and development milestones in the first quarter of 2017.

CWI revenue for the three months ended March 31, 2018 was $52.2 million compared $70.7 million for the three months ended March 31, 2017, respectively. Unit sales for the three months ended March 31, 2018 were 819 compared to 1,740 for the three months ended March 31, 2017. The decrease in unit sales resulted from pre-buy activities in the fourth quarter of 2017 in advance of the 2018 on-board diagnostic compliant engines. Parts revenue increased from $19.7 million to $23.4 million due to the cumulative increase in natural gas engine population in service.

Management's Discussion and Analysis

Gross Margin

Total consolidated gross margin for the three months ended March 31, 2018 decreased by $2.2 million or 13% from $17.5 million in 2016 to $15.3 million for the comparative period in 2017.

The following table presents gross margin by segment for the three months ended March 31, 2018 compared to the three months ended March 31, 2017:

(expressed in millions of U.S. dollars)

	Three months ended March 31, 2018	% of Revenue	Three months ended March 31, 2017	% of Revenue	Change
					$	%
Transportation	$15.3	23%	$17.5	29%	$(2.2)	(13)%
CWI	13.2	25%	21.8	31%	(8.6)	(39)%
Total segment gross margin	28.5	24%	39.3	30%	(10.8)	(27)%
Less: equity investees' gross margin	13.2	25%	21.8	31%	(8.6)	(39)%
Total consolidated gross margin	$15.3	23%	$17.5	29%	$(2.2)	(13)%

Transportation gross margin decreased by $2.2 million to $15.3 million, or 23% of revenue, for the three months ended March 31, 2018 compared to $17.5 million, or 29% of revenue for the three months ended March 31, 2017. The decrease in gross margin and the gross margin percentage is due to the launch of the HPDI 2.0 business and a decrease in service revenue with the Company's HPDI 2.0 launch customer.

CWI gross margin decreased by $8.6 million to $13.2 million, or 25% of revenue from $21.8 million or 31% of revenue in the prior year period. The decrease in gross margin and gross margin percentage is due to lower revenues from lower unit sales, offset slightly by a favorable parts revenue mix compared to the prior year period. For the three months ended March 31, 2018, an unfavorable warranty adjustment of $2.5 million was recorded compared to a favorable warranty adjustment of $2.7 million for the three months ended March 31, 2017. Excluding the warranty adjustments, gross margin for the three months ended March 31, 2018 would have been $15.7 million or 30% of revenue compared to $19.1 million or 27% of revenue for the three months ended March 31, 2017.

Management's Discussion and Analysis

Research and Development Expenses

The following table presents details of research and development (“R&D”) expense by segment, excluding equity investees, for the three months ended March 31, 2018 compared to the three months ended March 31, 2017:

(expressed in millions of U.S. dollars)

	Three months ended March 31,		Change
	2018	2017	$	%
Transportation	$8.7	$11.7	$(3.0)	(26)%
Corporate	0.2	0.3	(0.1)	(33)%
Total research and development	$8.9	$12.0	$(3.1)	(26)%

Transportation R&D expenses for the three months ended March 31, 2018 were $8.7 million compared with $11.7 million for the three months ended March 31, 2017. The decrease of $3.0 million during the first quarter of 2017 was due to completion of various R&D programs and reduction in headcount as the company launched its HPDI 2.0 product in the fourth quarter of 2017.

Corporate R&D expenses for the three months ended March 31, 2018 were $0.2 million, compared to $0.3 million for the three months ended March 31, 2017. The Corporate R&D expenses relate to costs associated with protecting the Company’s intellectual property; in particular, the costs associated with patenting our innovations and registering our trademarks, and maintaining our patent and trademark portfolios.
.

Management's Discussion and Analysis

Selling, General and Administrative Expenses

The following table presents details of selling, general and administrative (“SG&A”) expense by segment, excluding equity investees, for the three months ended March 31, 2018 compared to the three months ended March 31, 2017:

(expressed in millions of U.S. dollars)

	Three months ended March 31,		Change
	2018	2017	$	%
Transportation	$9.3	$10.6	$(1.3)	(12)%
Corporate	5.3	4.6	0.7	15%
Total selling, general and administrative	$14.6	$15.2	$(0.6)	(4)%

Transportation SG&A expenses for three months ended March 31, 2018 were $9.3 million compared with $10.6 million for the three months ended March 31, 2017. SG&A expenses decreased despite the appreciation of the Euro and the Canadian dollar by 14% and 5%, respectively. The decrease in SG&A expenses is mainly due to restructuring activities that took place during 2017.

Corporate SG&A expenses for the three months ended March 31, 2018 were $5.3 million compared with $4.6 million for the three months ended March 31, 2017. Corporate SG&A expenses are impacted by fluctuations in the Canadian dollar, which strengthened in Q1 2018 compared to Q1 2017. In addition, during the first quarter of 2018, the Company incurred $1.0 million in legal costs related to the ongoing SEC investigation. These costs were offset by lower stock based compensation during the quarter.

Management's Discussion and Analysis

Restructuring costs recognized for the three months ended March 31, 2018 were $0.6 million related to charges from a reduction in workforce in Italy. Restructuring expenses of $1.6 million for the three months ended March 31, 2017 related to reduction in workforce in Canada and Argentina.

Foreign exchange gains and losses reflect net realized gains and losses on foreign currency transactions and net unrealized gains and losses on our net U.S. dollar denominated monetary assets and liabilities in our Canadian operations that were mainly composed of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. In addition, the Company has foreign exchange exposure on Euro denominated monetary assets and liabilities where the functional currency of the subsidiary is not the Euro. For the three months ended March 31, 2018, we recognized foreign exchange gains of $0.1 million compared to foreign exchange gains of $1.6 million in the comparative period due to movements in the Canadian dollar and Euro relative to the U.S. dollar.

Depreciation and amortization for the three months ended March 31, 2018 was $4.2 million compared with $3.6 million for the three months ended March 31, 2017. The increase is due to the depreciation of fixed assets related to the HPDI 2.0 business in 2018. The amount included in cost of product revenue for the three months ended March 31, 2018 was $1.9 million compared with $1.2 million for the 2017 period.

Income from investments primarily relates to our 50% interest in CWI, accounted for by the equity method.

(expressed in millions of U.S. dollars)

	Three months ended March 31,
	2018	2017
CWI - 50% interest	$1.5	$1.8

Interest on long-term debt and amortization of discount

(expressed in millions of U.S. dollars)

	Three months ended March 31,
	2018	2017
Canadian debentures - 9% per annum	$—	$0.8
Senior financing facilities	0.2	0.1
Convertible note - 9% per annum	0.4	0.4
Term loan facility - 9% per quarter	0.5	—
Royalty payable and other amortization of discount and interest expense	0.8	1.9
Total interest on long-term debt	$1.9	$3.2

Interest on long-term debt and royalty payable for the three months ended March 31, 2018 was $1.9 million compared to $3.2 million for the three months ended March 31, 2017. Interest expense has decreased due to lower overall debt owed by the Company.

Income tax expense of $0.9 million for the three months ended March 31, 2018 compares to a recovery of $0.8 million for the three months ended March 31, 2017.

Discontinued operations As discussed in note 5 to the condensed consolidated interim financial statements, substantially all of the former Industrial business segment (excluding the electronics and high pressure product lines) was sold during the second quarter of 2017. The Company recognized a net gain on sale of assets of $54.9 million during the second quarter of 2017. On January 1, 2018, the Company exited the portion of the Kitchener, Canada facility related to the discontinued Industrial business segment and recorded a lease-exit restructuring obligation of $1.3. The discontinued portion of the facility is 81,609 square feet and the lease terminates in August of 2019.

Management's Discussion and Analysis

CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

This “Capital Requirements, Resources and Liquidity” section contains certain forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Readers are encouraged to read the “Forward Looking Statements” and “Basis of Presentation” sections of this MD&A, which discusses forward-looking statements and the “Business Risks and Uncertainties” section of this MD&A and of our AIF.

Our cash, cash equivalent and short-term investments position has decreased by $16.6 million during the first three months of 2017 from $71.8 million at December 31, 2017. The decrease is primarily the result of cash used in operations, capital expenditures, and the repayment of certain lines of credit and interest on long-term debt. Cash and cash equivalents consist of guaranteed investment certificates, term deposits, bankers acceptances with maturities of 90 days or less when acquired, and restricted cash.

While the Company incurred significant recurring losses and negative cash flows for the the first quarter of 2018 and for 2017 and prior years, the Company continues to work towards its goals of increasing revenues and reducing expenditures, which management expects will allow achievement of significantly improved operating cash flows for the remainder of 2018. In particular, with the Westport HPDI 2.0 product now in production, the engineering and development spend and the associated capital expenditures on this product will decrease significantly in 2018 and this reduction will improved cash flows. See the Business Overview and General Developments section in the MD&A for further discussion on liquidity and going concern.

The Company has sustained net losses since inception, and as at March 31, 2018 has an accumulated deficit of $981.1 million. The Company’s ability to continue as a going concern is dependent on its available cash, its ability to find new sources of financing and its ability to raise cash through the sale of assets while in pursuit of operating profitability. There can be no assurance that the Company will be successful in achieving its objectives. Management believes that the cash balances available as of March 31, 2018, improving profitability and its ability to find new sources of financing, provide sufficient funds for the Company to meet its obligations beyond the next 12 months. The accompanying condensed consolidated interim financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.
Cash Flow from Operating Activities
For the three months ended March 31, 2018, our net cash flows used in operating activities of continuing operations was $13.0 million, a decrease of $3.8 million from the net cash flows of $16.8 million used in operating activities in the three months ended March 31, 2017. The improvement in cash flow is primarily due to improved operations and working capital management.
Cash Flow from Investing Activities
For the three months ended March 31, 2018, our net cash flows used in investing activities of continuing opreations was $0.1 compared to cash inflows from continuing investing of $1.8 million for the three months ended March 31, 2017. During the first quarter of 2018, the Company received $3.6 million related to the holdback from the sale of the APU and Industrial businesses from 2017. As a result of low fourth quarter earnings in our CWI Joint Venture, we received no dividends in the three months ended March 31, 2018 compared to a dividend of $3.8 million in the first quarter of 2017. Capital expenditures increased from $2.2 million in 2017 compared to $3.6 million in 2018.
Cash Flow from Financing Activities
For the three months ended March 31, 2018, our net cash flows used in financing activities from continuing operations was $1.9 million compared to net cash used in financing activities of $1.7 million for the three months ended March 31, 2017.

Cash Flow from Discontinued Operations

For the three months ended March 31, 2018, our net cash flows from discontinued operations used was $0.5 million due to remaining severance and other expenses related to the sale of the Auxiliary Power Units and Industrial business in 2017.

Management's Discussion and Analysis

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

	Carrying amount	Contractual cash flows	< 1 year	1 - 3 years	4-5 years	> 5 years
Accounts payable and accrued liabilities	$94.4	$94.4	$94.4	$—	$—	$—
Long-term debt, principal, (1)	53.3	53.4	7.2	14.9	31.3
Long-term debt, interest (1)	—	13.0	4.3	7.2	1.5	—
Long-term royalty payable (2)	19.3	34.5	6.6	13.8	7.4	6.8
Operating lease commitments	—	17.3	7.6	7.0	2.3	0.4
	$167.0	$212.6	$120.1	$42.9	$42.5	$7.2

(1) For details of our long-term debt, principal and interest, see note 12 in the condensed consolidated interim financial statements.

(2) For additional information on the long term royalty, see note 13 of the condensed consolidated interim financial statements.

Management's Discussion and Analysis

SHARES OUTSTANDING

For the three months ended March 31, 2018 and March 31, 2017, the weighted average number of shares used in calculating the loss per share was 131,689,685 and 110,171,034, respectively. The Common Shares and Share Units outstanding and exercisable as at the following dates are shown below:

	March 31, 2018	May 9, 2018
	Number	Number

Common Shares outstanding	131,724,272	131,731,698
Share Units
Outstanding	3,461,549	3,454,123
Exercisable	517,754	562,313

Management's Discussion and Analysis

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our condensed consolidated interim financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. Actual amounts may vary significantly from estimates used. The Company's accounting policies are described in Note 3 of our year ended December 31, 2017 annual consolidated financial statements. There have been no significant changes in accounting policies applied to the March 31, 2018 interim condensed consolidated financial statements except for the adoption of new accounting standards as discussed in note 4 to our condensed consolidated interim financial statements. Adoption of these new standards did not materially impact the Company. We have identified several policies as critical to our business operations and in understanding our results of operations. These policies, which require the use of judgment, estimates and assumptions in determining their reported amounts, include our accounting of CWI as variable interest entity, warranty liability, revenue recognition, inventories, property, plant and equipment, long-term royalty payable, stock-based compensation, goodwill and intangible assets. The application of these and other accounting policies are described in note 3 of our fiscal year ended December 31, 2017 annual consolidated financial statements and our 2017 annual Management and Discussion analysis, issued on March 22, 2018.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

We discuss new accounting standards which have been issued but not yet adopted, their required date of adoption and/or planned date to adopt, if earlier, and the anticipated impact that adoption of the standards are expected to have on our financial position and results of operations in note 4 of the notes to the condensed consolidated interim financial statements.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the three months ended March 31, 2018, there were no changes to our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

REGULATORY COMPLIANCE

On June 15, 2017, the Enforcement Division of the SEC issued a subpoena to Westport Fuel Systems for information concerning its Weichai Westport Inc. joint venture and compliance with the FCPA and securities laws related to disclosure in SEC filings in connection with the Westport Fuel Systems operations in China.  The SEC Enforcement Division issued a follow up subpoena on February 14, 2018. Westport Fuel Systems is cooperating with these requests and cannot predict the duration, scope or outcome of the SEC’s investigation.  The investigation being conducted by the SEC has required and will continue to require significant resources.

SUMMARY OF QUARTERLY RESULTS

Our revenues and operating results can vary significantly from quarter to quarter depending on the timing of product deliveries, product mix, product launch dates, research and development project cycles, timing of related government funding, impairment charges, restructuring charges, stock-based compensation awards and foreign exchange impacts. Net income (loss) has and can vary significantly from one quarter to another depending on operating results, gains and losses from investing activities, recognition of tax benefits and other similar events.

Management's Discussion and Analysis

The following table provides summary unaudited consolidated financial data for our last eight quarters:

Selected Consolidated Quarterly Operations Data

Three months ended	30-Jun-16	30-Sep-16	31-Dec-16	31-Mar-17	30-Jun-17	30-Sep-17	31-Dec-17	31-Mar-18
(expressed in millions of United States dollars except for per share amounts)	(1)		(1)		(2)		(3)
Total revenue	$37.2	$56.1	$60.1	$60.0	$62.1	$60.8	$64.2	$67.6
Cost of product and parts revenue	$29.1	$47.5	$47.0	$42.5	$46.3	$45.9	$48.2	$52.3
Gross margin	$8.1	$8.6	$13.1	$17.5	$15.8	$14.9	$16.0	$15.3
Gross margin percentage	21.8%	15.3%	21.8%	29.2%	25.4%	24.5%	24.9%	22.6%
Net income (loss) from continuing operations	$3.3	$(33.8)	$(44.4)	$(12.8)	$(13.4)	$(15.7)	$(19.2)	$(12.7)
Net income (loss)	$3.7	$(33.5)	$(43.2)	$(12.5)	$32.3	$(15.6)	$(14.2)	$(14.2)
EBITDA (4)	$9.7	$(25.7)	$(33.1)	$(6.5)	$(7.5)	$(10.5)	$(12.9)	$(5.5)
Adjusted EBITDA (5)	$(11.5)	$(10.4)	$(10.6)	$(4.1)	$(5.3)	$(5.0)	$(3.5)	$(3.5)
CWI net income attributable to the Company (3)	$1.5	$2.8	$0.8	$1.8	$5.3	$5.8	$(0.4)	$1.5
Earnings (loss) per share
Basic	$0.05	$(0.31)	$(0.43)	$(0.11)	$0.29	$(0.12)	$(0.14)	$(0.11)
Diluted	$0.04	$(0.31)	$(0.43)	$(0.11)	$0.26	$(0.12)	$(0.14)	$(0.11)

(1) Includes the one month period of results from the merger with Fuel Systems and a bargain purchase gain in net loss from continuing operations of $42.9 million for the three months ended June 30, 2016, which was reduced by $7.1 million to $35.8 million for the three months ended December 31, 2016.

(2) During the second quarter of 2017, the Company completed the sale of non-core assets from its Industrial business unit and recognized a gain on sale of assets of $58.3 million.

(3) During the fourth quarter of 2017, CWI recorded a tax charge of $13.4 million due to the US tax reform. This reduced the Company's income from investments by $6.7 million. Excluding this tax charge, the net loss from continuing operations would have been $12.5 million and the net loss for the period would have been $7.5 million.

(4) The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have a standardized meaning according to U.S. GAAP. See non-GAAP measures for more information.

(5) The term Adjusted EBITDA is not defined under U.S. GAAP and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Westport Fuel Systems defines Adjusted EBITDA as EBITDA adjusted for amortization of stock-based compensation, unrealized foreign exchange gain or loss, and non-cash and other adjustments. See non-GAAP measures for more information.

Management's Discussion and Analysis

Non-GAAP Measures:

We use certain non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed in U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.
EBITDA
The term EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP financial measure. The Company defines EBITDA as net loss from continuing operations before income taxes adjusted for interest expense (net) and depreciation and amortization.
Management believes that EBITDA is an important indicator commonly reported and widely used by investors and analysts as an indicator of the Company’s operating performance. The intent is to provide additional useful information to investors and analysts and such measures do not have any standardized meaning under U.S. GAAP. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP. Other issuers may define EBITDA differently.

Three months ended	30-Jun-16	30-Sep-16	31-Dec-16	31-Mar-17	30-Jun-17	30-Sep-17	31-Dec-17	31-Mar-18
Income (loss) before income taxes from continuing operations	$3.6	$(33.6)	$(40.8)	$(13.6)	$(17.3)	$(15.3)	$(19.2)	$(11.8)
Interest expense, net (1)	2.6	3.2	4.3	3.4	6.3	0.9	2.5	2.1
Depreciation and amortization	3.5	4.7	3.4	3.7	3.5	3.9	3.9	4.2
EBITDA	$9.7	$(25.7)	$(33.1)	$(6.5)	$(7.5)	$(10.5)	$(12.9)	$(5.5)

(1) Interest expense, net is calculated as interest and other income, net of bank charges and interest on long-term debt and other payables and amortization of discount.

EBITDA improved from a loss of $12.9 million for the three months ended December 31, 2017 to a loss of $5.5 million. The change is primarily due to lower operating expenses, restructuring costs and higher joint venture income from CWI offset by lower gross margins and a lower foreign exchange gain.

Management's Discussion and Analysis

Non-GAAP Measures (continued):

Adjusted EBITDA

The term Adjusted EBITDA is not defined under U.S. GAAP and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP.

Adjusted EBITDA is used by management to review operational progress of its business units and investment programs over successive periods and as a long-term indicator of operational performance since it ties closely to the unit’s ability to generate sustained cash flows.

Westport Fuel Systems defines Adjusted EBITDA as EBITDA from continuing operations adjusted for stock-based compensation, unrealized foreign exchange gain or loss, and non-cash and other adjustments. Adjusted EBITDA has limitations as an analytical tool, and when assessing the Company’s operating performance, investors should not consider Adjusted EBITDA in isolation, or as a substitute for net loss or other consolidated statement of operations data prepared in accordance with U.S. GAAP. Among other things, Adjusted EBITDA does not reflect the Company’s actual cash expenditures. Other companies may calculate similar measures differently than Westport Fuel Systems, limiting their usefulness as comparative tools. Westport Fuel Systems compensates for these limitations by relying primarily on its U.S. GAAP results.

Three months ended	30-Jun-16	30-Sep-16	31-Dec-16	31-Mar-17	30-Jun-17	30-Sep-17	31-Dec-17	31-Mar-18
EBITDA	$9.7	$(25.7)	$(33.1)	$(6.5)	$(7.5)	$(10.5)	$(12.9)	$(5.5)
Stock based compensation	2.3	2.9	1.2	1.1	3.1	2.1	0.7	0.3
Unrealized foreign exchange (gain) loss	4.1	(7.1)	8.1	(1.6)	1.0	2.5	(1.3)	—
Asset impairment	—	—	2.7	—	—	—	0.6	—
Inventory impairment from product line closure	—	4.3	1.3	—	—	—	—	—
Bargain purchase gain	(42.9)	—	7.1	—	—	—	—	—
Merger and financing costs	4.5	0.4	—	—	—	—	—	—
Amortization of fair value inventory adjustment recorded on acquisition	0.4	1.0	—	—	—	—	—	—
(Gain) loss on sale of investments	6.3	(3.9)	(0.3)	—	—	—	—	—
Restructuring, termination and other exit costs	—	17.5	1.5	1.6	(1.6)	(0.1)	1.8	0.6
CWI US tax adjustment	—	—	—	—	—	—	6.7	—
Other	4.1	0.2	0.9	1.3	(0.3)	1.0	0.9	1.1
Adjusted EBITDA	$(11.5)	$(10.4)	$(10.6)	$(4.1)	$(5.3)	$(5.0)	$(3.5)	$(3.5)